Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

FOR IMMEDIATE RELEASE

Contact:	News Media – Joe Koenig	Investor Relations – Nick Bettis
	pressrelations@lightningemotors.com	ir@lightningemotors.com

DHL Express Deploys Nearly 100 New Lightning Electric Delivery Vans in U.S.

•	Colorado-based Lightning eMotors selected to provide new electric Transit models to DHL

•	‘Green Fleet’ expansion in 2021 supports DHL’s sustainability, emission goals, service optimization

PLANTATION, Fla., March 24, 2021 – DHL Express – the world’s leading provider of international express shipping services – continues making investments to meet its ambitious goals for emissions reduction and climate protection. Following a successful initial pilot program using nine Lightning Electric Ford Transit 350HD electric vans in the U.S. late last year, the company plans to deploy another 89 electric vehicles this year in New York and California.

Produced by Lightning eMotors, a designer and manufacturer of complete zero-emission-vehicle (ZEV) solutions for commercial and government fleets, the new electric vehicles are highly durable and capable of achieving 61 MPGe, compared to 13 MPG for similar gas-powered vans. They also include proprietary telematics and analytics software, which will aid with route optimization, driver training and vehicle efficiencies.

“We’re aiming to improve the lives of people where they live and work, using clean pickup and delivery solutions – such as electric vehicles and cargo cycles – for our first- and last-mile services,” said DHL Express U.S. CEO Greg Hewitt. “With the successful deployment of the first nine pilot vehicles, we are excited to expand our electric delivery van footprint and continue to realize our corporate sustainability goals and vision for a net zero-emission future.”

The new vans enhance an already robust alternative fuel vehicle (AFV) fleet for DHL Express in the U.S., which includes fully electric, hybrid-electric and clean diesel varieties – in addition to low-power electric-assist e-Cargo Cycles. Most recently, DHL also began piloting four electric tractor-trailer vehicles in the Los Angeles market, to haul goods to and from the DHL LAX Gateway and local service centers.

“These new electric vans are designed to better serve DHL customers and help couriers to more efficiently and effectively deliver packages,” said Tim Reeser, CEO of Lightning eMotors. “At the same time, they are helping DHL to meet its commitments to reduce greenhouse gas emissions and improve urban air quality, as well as reduce noise on the streets.

“The highly durable Lightning Electric Transit Vans include our proprietary telematics and analytics software, which will aid DHL with route optimization, driver training, route and vehicle efficiency,” Reeser added. “DHL also has purchased DC fast chargers from our Lightning Energy division, which will ensure that the new vehicles are charged quickly and uptime maximized.”

In March 2017, DHL Express parent company Deutsche Post DHL Group (DPDHL) registered a significant industry first when it set the ambitious goal of reducing its logistics-related emissions to net zero by 2050. In addition, climate protection and sustainability – two core elements of its Strategy 2025 – are particularly important to the future direction of the DPDHL business.

“DHL went through an extensive review to identify the ideal vehicles for their urban last-mile delivery needs,” Reeser said. “Our flexible, modular design enabled us to tailor vehicles to DHL’s exact needs based on the environment they were going to operate in. The result is vehicles that are optimized for range, weather conditions, charging cycles, and driver behavior across a variety of specific circumstances.”

Lightning eMotors, based in Loveland, Colorado, designs and manufactures zero-emission medium- and heavy-duty vehicles, including delivery trucks, shuttle buses, passenger vans, chassis-cab models, city transit buses, and motor coaches. In addition to Transit passenger and cargo vans, Lightning’s products include all-electric vehicles based on the Ford E-450 shuttle bus and cutaway models, Ford F-53/59, Ford F-550 cargo trucks and buses, GM, Isuzu, and Hino Class 6 trucks. A new all-electric repower for motor coaches also is available, along with repower powertrains for 30-foot, 35-foot, and 40-foot transit buses.

In late 2020, Lightning eMotors and GigCapital3, a special-purpose acquisition company or SPAC, announced that they have entered into a definitive agreement for a business combination. Upon closing, expected to occur during the second quarter of this year (subject to the approval of GigCapital3’s stockholders), the combined operating company will be named Lightning eMotors and will be listed on the New York Stock Exchange under the ticker symbol [“ZEV”].

About DHL

DHL is the leading global brand in the logistics industry. DHL divisions offer an unrivalled portfolio of logistics services ranging from national and international parcel delivery, e-commerce shipping and fulfillment solutions, international express, road, air and ocean transport to industrial supply chain management. With about 400,000 employees in more than 220 countries and territories worldwide, DHL connects people and businesses securely and reliably, enabling global sustainable trade flows. With specialized solutions for growth markets and industries including technology, life sciences and healthcare, engineering, manufacturing & energy, auto-mobility and retail, DHL is decisively positioned as “The logistics company for the world.”

DHL is part of Deutsche Post DHL Group. The Group generated revenues of more than 66 billion euros in 2020. With sustainable business practices and a commitment to society and the environment, the Group makes a positive contribution to the world. Deutsche Post DHL Group aims to achieve zero-emissions logistics by 2050. To learn more about DHL Mission 2050, visit: https://www.dhl.com/us-en/home/about-us/sustainability/mission-2050.html.

About Lightning eMotors

Lightning eMotors provides complete zero-emission-vehicle (ZEV) solutions for commercial fleets – from Class 3 cargo vans, passenger vans, and ambulances, to Class 4 shuttles buses and box trucks, to Class 6 work trucks, Class 7 city buses and Class 8 motorcoaches. The Lightning eMotors team designs, engineers, customizes and manufactures electric vehicles to support the wide array of fleet customer needs, with a full suite of telematics, analytics and charging solutions to simplify the buying and ownership experience and maximize uptime and energy efficiency.

About GigCapital Global and GigCapital3, Inc.

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE) technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investors™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. The GigCapital Private-to-Public Equity (PPE) companies (also known as blank check companies or Special Purpose Acquisition Companies (SPACs)) offer financial, operational and executive mentoring to U.S. and overseas private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of GigCapital with these companies continues through an organic and roll-up strategy growth post the transition to a public company. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.GigCapital3.com.

GigCapital3, Inc. (NYSE: GIK, GIK.U, and GIK.WS), is one of GigCapital’s Private-to-Public Equity (PPE) companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the purchase by and delivery from Lightning eMotors of electric vehicles to DHL, the business combination between GigCapital3 and Lightning eMotors and its closing, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, the future business plans of the Lightning eMotors and GigCapital3 management teams, and Lightning eMotors’ revenue growth and financial performance, facilities, product expansion, services and product shipments and capabilities. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on certain assumptions and analyses made by the management of GigCapital3 and/or Lightning eMotors in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Lightning eMotors and GigCapital3 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Lightning eMotors or GigCapital3 will be those that the parties have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital3 stockholders will approve the business combination with Lightning eMotors, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance and that Lightning eMotors will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital3’s filings with the SEC, and in GigCapital3’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital3 and/or Lightning eMotors as of the date hereof, and GigCapital3 and Lightning eMotors assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

GigCapital3 filed a registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotors’ securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Additional Information and Where to Find It

GigCapital3 filed an amended registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotors’ securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.